UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

UQM TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

903213106
(CUSIP Number)

Mr. Song Cheng Zhan, Deputy General Counsel
China National Heavy Duty Truck Group Co. Ltd.
777 Hua’ao Road, Innovation Zone
Jinan, Shandong 250101
People’s Republic of China
+86-531-58062230

Xiaomin Chen, Esq.
DeHeng Chen, LLC
233 Broadway Suite 2200,
New York, NY 10279
212-608-6500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 16, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903213106

1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sinotruk (BVI) Limited and China National Heavy Duty Truck Group Co. Ltd., as joint filers pursuant to Rule 13d-1(k)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐x
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands and People’s Republic of China, respectively
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

None
	8	SHARED VOTING POWER

5,347,300
	9	SOLE DISPOSITIVE POWER

None
	10	SHARED DISPOSITIVE POWER

5,347,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,347,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.90% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

(1)	Based on (i) 5,347,300 shares of common stock of the Issuer beneficially owned by the Reporting Persons in the Issuer, and (ii) 54,013,224shares of common stock of the Issuer outstanding as of December 31, 2018. The number of shares of common stock of the Issuer outstanding is derived from the Stock Purchase Agreement dated as of August 25, 2017 among the Issuer, Sinotruk (BVI) Limited and China National Heavy Duty Truck Group Co., Ltd., pursuant to which Sinotruk (BVI) Limited purchased the 5,347,300 shares of common stock of the Issuer whose acquisition is the subject of the original statement on Schedule 13D.

CUSIP No. 903213106	SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is filed to amend Item 4 of the Statement as set forth below. Capitalized terms used herein and not defined shall have the meanings set forth in the Statement.

Item 1. Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of UQM Technologies, Inc., a Colorado corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4120 Specialty Place, Longmont, Colorado 80504.

Item 2. Identity and Background

(a)

This Schedule 13D is being jointly filed by Sinotruk (BVI) Limited, a company organized under the laws of the British Virgin Islands (“Sinotruk BVI”) and China National Heavy Duty Truck Group Co. Ltd., a company organized under the laws of the People’s Republic of China (“CNHTC” and, collectively with Sinotruk BVI, the “Reporting Persons”, each of which is a “Reporting Person”). The Reporting Persons have entered into a Joint Filing Agreement a copy of which is attached to this statement on Schedule 13D as Exhibit 5, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)

The address of the principal office of each Reporting Person is c/o Mr. Song Cheng Zhan, Deputy General Counsel, China National Heavy Duty Truck Group Co. Ltd., 777 Hua’ao Road, Innovation Zone, Jinan, Shandong 250101, People’s Republic of China.

(c)	Sinotruk BVI is a 100% wholly owned subsidiary of CNHTC. Each of Sinotruk BVI and CNHTC are holding companies within a corporate group engaged in the manufacture of commercial vehicles.

(d)	Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The funds used to purchase the shares came from the working capital of Sinotruk BVI. No borrowed funds were used to purchase the shares, other than any borrowed funds that may have been available to Sinotruk BVI for working capital purposes in the ordinary course of its business.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented to add the following:

On November 30, 2017, the Issuer entered into a joint venture agreement, dated November 30, 2017 (the “Joint Venture Agreement”), with CNHTC and Sinotruk Global Village Investment Limited, a Hong Kong based limited liability company (“SGVIL”), in connection with the Stock Purchase Agreement. A copy of the Joint Venture Agreement is attached to this statement on this Schedule 13D as Exhibit 3. The joint venture (the “JV”) will be named “Sinotruk Qingdao Zhongqi New Energy Automobile Co., Ltd.” (the “JV Entity”) and will be headquartered in the city of Qingdao, Shandong province, China. The purpose of the JV was to design, produce, manufacture, market and sell commercial electric motor systems with transmission related motors in the electric vehicle market in China and to work to sell mutually developed E-axle products globally. Under the Joint Venture Agreement, the Issuer acquired a 25% equity interest in the JV with the option to increase its ownership interest to 33% beginning after the first anniversary of the agreement through the third anniversary, at a price equal to the then-market price of the JV shares. The initial total capital of the JV was $24 million, with UQM contributing $6 million. Each party was scheduled to contribute 16.7% of its capital contribution by December 31, 2017, 33.3% by June 30, 2018, and the remaining 50% by December 31, 2018, but none of these actions were completed. The proceeds of the initial capital contribution are used primarily for acquisition of manufacturing facilities and related infrastructure and employment of key personnel. The board of directors of the JV consists of five directors, with one of the directors to be nominated by the Issuer and the remaining directors nominated by CNHTC and SGVIL.

On November 6, 2017, the Issuer entered into a technology license and services agreement (the “Technology License and Services Agreement”) with the JV Entity, a limited liability company organized pursuant to the terms of the Joint Venture Agreement. A copy of the Technology License and Services Agreement is attached to this statement on Schedule 13D as Exhibit 4. Under the Technology License and Services Agreement, the Issuer granted to the JV Entity a non-transferable and exclusive license in China to manufacture the Issuer’s permanent synchronous motors and inverter controller technology for the commercial vehicle market, specifically related to the Issuer’s current PowerPhaseHD and PowerPhasePro motor and motor-controlling, transmission controller and speed shifting appliance technologies. The initial term of the Technology License and Services Agreement is seven years. The scope of the license is limited to the manufacture and sale of UQM products in China, although the parties may in the future jointly develop and sell electric motor, E-axle and integrated motor and transmission products manufactured by the JV Entity outside of China. The license grant included the right to use Issuer’s patents, copyrights, technical documentation and related knowhow related to such products as required for the manufacture and sale of these products in the commercial vehicle market in China. In addition, the Issuer will provide certain technical assistance to support the manufacture of the products for use in the commercial market in China.

The foregoing descriptions of the Joint Venture Agreement and the Technology License and Services Agreement do not purport to be complete and is qualified in their entirety by reference to the Joint Venture Agreement and the Technology License and Services Agreement, respectively, copies of which are filed as Exhibits 3 and 4, respectively, to this statement on Schedule 13D and incorporated herein by reference.

On March 5, 2018, the Issuer announced that it, along with CNHTC, have decided to withdraw their joint application to the CFIUS for the approval of the second acquisition provided for in the previously announced Stock Purchase Agreement. On May 9, 2018, the Issuer announced that CFIUS had advised the Issuer and CNHTC that it would likely not approve the second acquisition as contemplated in the Stock Purchase Agreement.

On January 16, 2019, the Issuer terminated the Stock Purchase Agreement with Sinotruk BVI and CNHTC as the Stock Purchase Agreement related to the originally contemplated second acquisition.

Item 7. Material to Be Filed as Exhibits

Exhibit 1

Joint Venture Agreement, dated November 30, 2017, among UQM Technologies, Inc., China National Heavy Duty Truck Group Co., Ltd. and Sinotruk Global Village Investment Limited. (Reference is made to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on December 1, 2017, which is incorporated by reference.)

Exhibit 4

Technology License and Services Agreement, dated November 6, 2017, between UQM Technologies, Inc. and Sinotruk Qingdao Zhongqi New Energy Automobile Co., Ltd. (Reference is made to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on December 27, 2017, which is incorporated by reference.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2019
(Date)

Sinotruk (BVI) Limited

By:	/s/ Cai Dong
Name: Cai Dong
Title: Chairman of the Board

China National Heavy Duty Truck Group Co. Ltd.

By:	/s/ Xuguang Tan
Name: Xuguang Tan
Title: Chairman of the Board